OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.___)1

GREENFIELD ONLINE, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

395150 10 5

(Cusip Number)

Blair Flicker
c/o Insight Venture Partners
680 Fifth Avenue, 8th Floor
New York, NY 10028
(212) 230-9278

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 395150 10 5

1.	Name of Reporting Person: JEFFREY HORING		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,977,537

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,977,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,977,537

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.9%

14.	Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 395150 10 5

1.	Name of Reporting Person: JERRY MURDOCK		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,977,537

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,977,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,977,537

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.9%

14.	Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 395150 10 5

1.	Name of Reporting Person: PETER SOBILOFF		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 40,380

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 40,380

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,380

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 395150 10 5

1.	Name of Reporting Person: INSIGHT VENTURE ASSOCIATES III, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,896,777

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 3,896,777

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,896,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.6%

14.	Type of Reporting Person (See Instructions): OO,HC

CUSIP No. 395150 10 5

1.	Name of Reporting Person: INSIGHT CAPITAL PARTNERS III, L.P.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,716,104

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,716,104

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,716,104

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.9%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 395150 10 5

1.	Name of Reporting Person: INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CAYMAN ISLANDS, B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 712,827

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 712,827

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 712,827

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.4%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 395150 10 5

1.	Name of Reporting Person: INSIGHT CAPITAL PARTNERS III - CO-INVESTORS, L.P		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 467,846

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 467,846

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 467,846

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.2%

14.	Type of Reporting Person (See Instructions): PN

SCHEDULE 13D

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Greenfield Online, Inc., a Delaware corporation (“Greenfield”). Greenfield’s principal executive office is 21 River Road, Wilton, Connecticut 06897.

Item 2. Identity and Background.

     Insight Capital Partners III, L.P. (“ICP III”) was formed on March 18, 1999 by the filing of a Certificate of Limited Partnership in the State of Delaware. ICP III’s principal business is to make, manage, own and supervise investments in expansion stage companies engaged in the business of selling computer software products and computer related services. The address of ICP III’s principal business and the address of its principal office is 680 Fifth Avenue, 8th Floor, New York, NY 10028.

     Insight Capital Partners (Cayman) III, L.P. (“ICP Cayman”) was formed on March 26, 1999 under the Exempted Limited Partnership Law of the Cayman Islands, B.W.I. ICP Cayman’s principal business is to make, manage, own and supervise investments in expansion stage companies engaged in the business of selling computer software products and computer related services. The address of ICP Cayman’s principal business is 680 Fifth Avenue, 8th Floor, New York, NY 10028 and the address of its principal office is c/o W.S. Walker & Company, Walker House, P.O. Box 265GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

     Insight Capital Partners III – Co-Investors, L.P. (“ICP Co-Invest” and together with ICP III and ICP Cayman, the “Insight Funds”) was formed on January 18, 2000 by the filing of a Certificate of Limited Partnership in the State of Delaware. ICP Co-Invest’s principal business is to make, manage, own and supervise investments in expansion stage companies engaged in the business of selling computer software products and computer related services. The address of ICP Co-Invest’s principal business and the address of its principal office is 680 Fifth Avenue, 8th Floor, New York, NY 10028.

     Insight Venture Associates III, L.L.C. (“Insight Venture”) is the General Partner of ICP III and ICP Co-Invest and is the Investment General Partner of ICP Cayman. Insight Venture’s principal business is to serve as the general partner of the Insight Funds. The address of ICP Co-Invest’s principal business and the address of its principal office is 680 Fifth Avenue, 8th Floor, New York, NY 10028.

     Together, Jeffrey Horing and Jerry Murdock constitute the Designated Managing Member of Insight Venture. The principal business address of each of Mr. Horing and Mr. Murdock is 680 Fifth Avenue, 8th Floor, New York, NY 10028. Each of Mr. Horing and Mr. Murdock are citizens of the United States of America. The principal occupation of each of Mr. Horing and Mr. Murdock is to manage Insight Venture and the Insight Funds.

     The principal business address of Mr. Sobiloff is 680 Fifth Avenue, 8th Floor, New York, NY 10028. Mr. Sobiloff is a citizen of the United States of America. Mr. Sobiloff’s principal occupation is engaging in investment activities.

     During the last five years, none of Insight Venture, the Insight Funds, Mr. Horing, Mr. Murdock or Mr. Sobiloff has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     In March 2001, ICP III, ICP Cayman and ICP Co-Invest respectively acquired 14,342,674, 3,552,937 and 2,514,080 shares of Greenfield’s Series A Convertible Participating Preferred Stock (the “Series A Preferred Stock”). The Series A Preferred Stock was acquired for $0.2913 per share. The Series A Preferred Stock was acquired with general working capital.

     In December 2002, Greenfield underwent a change in its capital structure (the “Recapitalization”). In connection with the Recapitalization, Greenfield converted its outstanding Class A Common Stock and Class B Common Stock into a new single class of common stock resulting in ICP III, ICP Cayman and ICP Co-Invest respectively holding 288,651, 83,520 and 45,697 shares of the Common Stock following a 0.41987 to 1 reverse stock split in December 2002 and a 14 to 1 reverse stock split in July 2004. The Class A Common Stock and the Class B Common Stock was acquired with general working capital.

     In connection with the Recapitalization, ICP III, ICP Cayman and ICP Co-Invest respectively acquired (i) 12,176,158, 3,703,488 and 2,026,309 shares of Greenfield’s Series B Convertible Participating Preferred Stock (the “Series B Preferred Stock”) and (ii) 27,613,650, 6,840,391 and 4,840,310 shares of Greenfield’s Series C-1 Convertible Participating Preferred Stock (the “Series C-1 Preferred Stock”, and together with the Series A Preferred Stock and the Series B Preferred Stock, the “Preferred Stock”). The Series B Preferred Stock was acquired for $0.5570 per share and the Series C-1 Preferred Stock was acquired for $0.0612 per share. Each of the Series B Preferred Stock and the Series C-1 Preferred Stock was issued in exchange for the cancellation of certain promissory notes.

     Upon completion of the Greenfield initial public offering on July 21, 2004, all outstanding shares of Greenfield’s Series A Preferred Stock, Series B Preferred Stock and Series C-1 Preferred Stock were mandatorily converted into shares of the Common Stock at a conversion rate of 14 shares of Preferred Stock per one share of the Common Stock resulting in ICP III, ICP Cayman and ICP Co-Invest respectively owning 3,866,607, 1,006,917 and 670,052 of the Common Stock.

     In connection with the Recapitalization, ICP III, ICP Cayman and ICP Co-Invest respectively were issued warrants (the “Warrants”) that are currently exercisable for 1,534, 467 and 256 shares of the Common Stock, in each case with an exercise price of $117.18 per share. The Warrants expire in March

2005 and are governed by the terms of the Note and Warrant Purchase Agreement between Greenfield and Greenfield Holdings, LLC dated as of March 3, 2000 which is an exhibit hereto and is incorporated herein by reference.

     Mr. Horing received the following stock option grants for Common Stock as compensation for his attendance at Greenfield’s board and committee meetings. The options vest over four years, with 25% vesting after one year and the balance vesting 12.5% semi-annually over the remaining period. Unless otherwise indicated, all options have vested.

		Number of
		Shares of
Grant Date	Expiration Date	Common Stock	Exercise Price
July 13, 1999	July 13, 2009	45	$10.22
October 22, 1999	October 22, 2009	45	$17.22
December 2, 1999	December 2, 2009	45	$29.26
May 11, 2000	May 11, 2010	23	$168.84
July 26, 2000	January 11, 2010	45	$168.84
May 7, 2001	May 7, 2011	203 (the final 26	$0.42
		options will vest
		on May 7, 2005)

     On July 21, 2004, Mr. Horing received a one-time grant of options under the Greenfield 2004 Equity Plan to purchase 40,000 shares of the Common Stock with an exercise price of $13.00 per share. The options vested immediately and expire on July 21, 2014. The foregoing options held by Mr. Horing are the “Horing Options”.

     Peter Sobiloff, a member of the Board of Managers of Insight Venture, received the following stock option grants for Common Stock as compensation for his attendance at Greenfield’s board and committee meetings. The options vest over four years, with 25% vesting after one year and the balance vesting 12.5% semi-annually over the remaining period. Unless otherwise indicated, all options have vested.

		Number of
		Shares of
Grant Date	Expiration Date	Common Stock	Exercise Price
July 13, 1999	July 13, 2009	45	$10.22
October 22, 1999	October 22, 2009	45	$17.22
December 2, 1999	December 2, 2009	45	$29.26
May 11, 2000	May 11, 2010	23	$168.84
July 26, 2000	January 11, 2010	45	$168.84
May 7, 2001	May 7, 2011	203 (the final 26 options vest on May 7, 2005)	$0.42

     On July 21, 2004, Mr. Sobiloff received a one-time grant of options under the Greenfield 2004 Equity Plan to purchase 40,000 shares of the Common Stock with an exercise price of $13.00 per share. The options vested immediately and expire on July 21, 2014. The foregoing options held by Mr. Sobiloff are the “Sobiloff Options”.

Item 4. Purpose of Transaction.

     The Insight Funds acquired the Common Stock and Warrants for investment purposes. Insight Venture, the Insight Funds, Mr. Horing, Mr. Murdock and Mr. Sobiloff expect to evaluate Greenfield’s financial condition, business operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors on an ongoing basis. Accordingly, the filing persons may, subject to the restrictions contained in the securities laws, dispose of shares of the Common Stock or other securities in public or private transactions. Any such transactions may be effected at any time and from time to time. Except as disclosed in this Item 4, none of Insight Venture, the Insight Funds, Mr. Horing, Mr. Murdock or Mr. Sobiloff currently has any plans or proposals that relate to or would result in the items set forth in items (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

     Mr. Horing and Mr. Murdock, as the Designated Managing Member of Insight Venture, may be deemed to beneficially own the Common Stock held by the Insight Funds because together they have voting and dispositive power over such shares. Mr. Horing and Mr. Murdock, as the Designated Managing Member of Insight Venture, may also be deemed to beneficially own the Common Stock underlying the Warrants held by the Insight Funds because as the Designated Managing Member, they share dispositive power over the Warrants and, upon issuance of the underlying Common Stock, they would share voting and dispositive power over such shares. Finally, pursuant to an unwritten understanding among Mr. Horing, Mr. Murdock, Mr. Sobiloff, Insight Venture and the Insight Funds, Mr. Horing and Mr. Murdock, as the Designated Managing Member of Insight Venture, share dispositive power over the currently exercisable Horing Options and Sobiloff Options and, upon issuance of the underlying Common Stock, they would share voting and dispositive power over such shares. Therefore, Mr. Horing and Mr. Murdock, as the Designated Managing Member of Insight Venture, may be deemed to beneficially own the Common Stock underlying the currently exercisable Horing Options and Sobiloff Options.

     As the General Partner of ICP III and ICP Co-Invest and the Investment General Partner of ICP Cayman, Insight Venture may be deemed to beneficially own the Common Stock held by the Insight Funds and the Common Stock underlying the Warrants held by the Insight Funds. Insight Venture has sole voting and dispositive power over the shares of Common Stock held by the Insight Funds, has sole dispositive power over the Warrants and, upon issuance of the Common Stock underlying the Warrants, would have sole voting and dispositive power over such shares.

     Although Mr. Horing, Mr. Murdock, Mr. Sobiloff, Insight Venture and the Insight Funds may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Act of 1933, Mr. Sobiloff expressly disclaims beneficial ownership of the Common Stock beneficially owned by the other filing persons, and the securities reported herein as being beneficially owned by Mr. Sobiloff does not include any securities beneficially owned by any other filing person.

     As selling stockholders in Greenfield’s initial public offering on July 21, 2004, ICP III, ICP Cayman and ICP Co-Invest respectively sold 647, 412, 169,906 and 111,516 shares of Common Stock at $12.09 per share. As selling stockholders in Greenfield’s registered secondary offering on December 10, 2004, ICP III, ICP Cayman and ICP Co-Invest respectively sold 793,276, 208,171 and 136,643 shares of Common Stock at 17.16 per share.

     Mr. Horing

     As a result of the relationships described above, Mr. Horing may be deemed to beneficially own the following shares of Common Stock representing 18.9% of the outstanding Common Stock (3,977,537 shares in the aggregate):

     1. 3,894,520 shares of Common Stock held by the Insight Funds;

     2. 2,257 shares of Common Stock underlying the Warrants;

     3. 40,380 shares of Common Stock underlying the currently exercisable Horing Options; and

     4. 40,380 shares of Common Stock underlying the currently exercisable Sobiloff Options.

     Sixty days prior to the vesting of such options on May 7, 2005, Mr. Horing may also be deemed to beneficially own the twenty-six shares of the Common Stock underlying the Sobiloff Options that have not yet vested and the twenty-six shares of the Common Stock underlying Horing Options that have not yet vested.

     Mr. Murdock

     As a result of the relationships described above, Mr. Murdock may be deemed to beneficially own the following shares of Common Stock representing 18.9% of the outstanding Common Stock (3,977,537 shares in the aggregate):

     1. 3,894,520 shares of Common Stock held by the Insight Funds;

     2. 2,257 shares of Common Stock underlying the Warrants;

     3. 40,380 shares of Common Stock underlying the currently exercisable Horing Options; and

     4. 40,380 shares of Common Stock underlying the currently exercisable Sobiloff Options.

     Sixty days prior to the vesting of such options on May 7, 2005, Mr. Murdock may also be deemed to beneficially own the twenty-six shares of the Common Stock underlying the Sobiloff Options that have not yet vested and the twenty-six shares of the Common Stock underlying Horing Options that have not yet vested.

     Mr. Sobiloff

     Mr. Sobiloff beneficially owns the 40,380 shares of the Common Stock underlying the currently exercisable Sobiloff Options, representing 0.2% of the outstanding Common Stock. Sixty days prior to the vesting of such options on May 7, 2005, Mr. Sobiloff will also be deemed to beneficially own the twenty-six shares of the Common Stock underlying the Sobiloff Options that have not yet vested.

     Insight Venture

     As a result of the relationships described above, Insight Venture may be deemed to beneficially own the following shares of Common Stock representing 18.6% of the outstanding Common Stock (3,896,777 shares in the aggregate):

     1. 3,894,520 shares of Common Stock held by the Insight Funds; and

     2. 2,257 shares of Common Stock underlying the Warrants.

     ICP III

     ICP III beneficially owns the following shares of Common Stock representing 12.9% of the outstanding Common Stock (2,716,104 shares in the aggregate):

     1. 2,714,570 shares of Common Stock held by ICP III; and

     2. 1,534 shares of Common Stock underlying the Warrants held by ICP III.

     ICP III has sole voting and dispositive power over the shares of Common Stock held by it and upon issuance of the Common Stock underlying the Warrants that it holds would have sole voting and dispositive power over such shares.

     ICP Cayman

     ICP Cayman beneficially owns the following shares of Common Stock representing 3.4% of the outstanding Common Stock (712,827 shares in the aggregate):

     1. 712,360 shares of Common Stock held by ICP Cayman; and

     2. 467 shares of Common Stock underlying the Warrants held by ICP Cayman.

     ICP Cayman has sole voting and dispositive power over the shares of Common Stock held by it and upon issuance of the Common Stock underlying the Warrants that it holds would have sole voting and dispositive power over such shares.

     ICP Co-Invest

     ICP Co-Invest beneficially owns the following shares of Common Stock representing 2.2% of the outstanding Common Stock (467,846 shares in the aggregate):

     1. 467,590 shares of Common Stock held by ICP Co-Invest; and

     2. 256 shares of Common Stock underlying the Warrants held by ICP Co-Invest.

     ICP Co-Invest has sole voting and dispositive power over the shares of Common Stock held by it and upon issuance of the Common Stock underlying the Warrants that it holds would have sole voting and dispositive power over such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Insight Funds, or their respective permitted transferees, are entitled to certain rights with respect to registration under the Securities Act of 1933 of the Common Stock and the Common Stock underlying the Warrants held by the Insight Funds. These rights are provided under an Amended and Restated Registration Rights Agreement dated as of December 16, 2002 between Greenfield and certain of its existing stockholders (the “Registration Rights Agreement”). The Registration Rights Agreement is an exhibit hereto and is incorporated herein by reference.

     Each of the Insight Funds is a party to the Underwriting Agreement, dated July 15, 2004, executed in connection with Greenfield’s initial public offering, and the Underwriting Agreement, dated December 6, 2004, executed in connection with Greenfield’s registered secondary offering. Each of the Underwriting Agreements is an exhibit hereto and is incorporated herein by reference.

     Each of the Insight Funds, Mr. Sobiloff and Mr. Horing entered into “lock-up” arrangements in connection with Greenfield’s initial public offering extending until January 12, 2005, subject to a potential extension of the lock-up period for up to 17 days if certain events occur.

     Each of the Insight Funds and Mr. Sobiloff entered into “lock-up” arrangements in connection with Greenfield’s registered secondary offering extending until March 6, 2005, subject to a potential extension of the lock-up period for up to 17 days if certain events occur.

Item 7. Material to be Filed as Exhibits.

EXHIBIT	DOCUMENT
1.1	Underwriting Agreement, dated July 15, 2004

1.2	Underwriting Agreement, dated December 6, 2004

4.1*	Amended and Restated Registration Rights Agreement, dated December 16, 2002

10.1*	Note and Warrant Purchase Agreement, dated as of March 3, 2000, as amended

99.1	Joint Filing Agreement

*	Incorporated by reference to Greenfield’s Registration Statement on Form S-1 (File No. 333-114391).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2005	/s/ Jeffrey Horing
JEFFREY HORING

/s/ Jerry Murdock
JERRY MURDOCK

/s/ Peter Sobiloff
PETER SOBILOFF

INSIGHT CAPITAL PARTNERS III, L.P. INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P. INSIGHT CAPITAL PARTNERS III CO-INVESTORS, L.P.
By:	INSIGHT VENTURE ASSOCIATES III, L.L.C.,
as General Partner of Insight Capital Partners III, L.P.
and Insight Capital Partners III – Co-Investors, L.P.
and Investment General Partner of Insight
Capital Partners (Cayman) III, L.P.

By:  /s/ Jeffrey Horing

Name:  Jeffrey Horing
Title:    Authorized Member

INSIGHT VENTURE ASSOCIATES III, L.L.C.

By:  /s/ Jeffrey Horing

Name:  Jeffrey Horing
Title:    Authorized Member

EXHIBIT INDEX

EXHIBIT	DOCUMENT
1.1	Underwriting Agreement, dated July 15, 2004

1.2	Underwriting Agreement, dated December 6, 2004

4.1*	Amended and Restated Registration Rights Agreement, dated December 16, 2002

10.1*	Note and Warrant Purchase Agreement, dated as of March 3, 2000, as amended

99.1	Joint Filing Agreement

*	Incorporated by reference to Greenfield’s Registration Statement on Form S-1 (File No. 333-114391).